Exhibit 1.02

CONFLICT MINERALS REPORT

For The Year Ended December 31, 2013

This Conflict Minerals Report (“Report”) of Quidel Corporation (“Quidel”, “we”, “our” or “us”) for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule”). Numerous terms in this Report are defined in Item 1.01 of Form SD promulgated under the Rule, and the reader is referred to Form SD and Release No. 34-67716 issued by the Securities and Exchange Commission (“SEC”) on August 22, 2012 for such definitions.

Reasonable Country of Origin Inquiry

Quidel has conducted a country of origin inquiry that was designed to determine whether any Conflict Minerals in Quidel’s products originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively defined as the “Covered Countries”) or were from recycled or scrap sources. “Conflict Minerals” are defined in Form SD as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten.

Description of Quidel’s Products Covered by this Report

This Report relates to Quidel products: (i) for which Conflict Minerals are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by Quidel; and (iii) for which the manufacture was completed during calendar year 2013. During this reporting period, we identified that our Sofia® Analyzer and QuickVue® iFOB products that include test strips that we manufactured or contracted to manufacture may contain necessary Conflict Minerals.

Quidel’s supply chain is complex and there are many third parties in the supply chain between the ultimate manufacture of Quidel products and the original sources of Conflict Minerals. In this regard, Quidel does not purchase Conflict Minerals directly from mines, smelters or refiners. Quidel must therefore rely on its suppliers to provide information regarding the origin of Conflict Minerals that are included in Quidel products. Moreover, Quidel believes that the smelters and refiners of the Conflict Minerals are best situated to identify the sources of Conflict Minerals, and therefore has taken steps to identify the applicable smelters and refiners of Conflict Minerals in Quidel’s supply chain.

Due Diligence

Quidel exercised due diligence on the source and chain of custody of the Conflict Minerals. We established a team comprised of representatives from our Operations, Supply Chain management, Finance, and Legal departments to review the Rule, the adopting release associated with the Rule and the Commission’s FAQ and focus on implementation of our processes to communicate with suppliers and record and store responses to inquiries in connection with our country of origin inquiry process. Members of this team attended industry webinars and presentations and reported to senior management regarding the implementation of processes to identify Conflict Minerals and prepare this Report.

We sought to identify and assess risks in the supply chain, including adopting processes to identify whether Conflict Minerals “necessary to the functionality of the products” have been identified and to implement processes to collect, review, and record data from suppliers and follow up with suppliers regarding compliance information. We also engaged in further communication with, and evaluation of, suppliers who were identified as risks through our inquiries, including review of documents submitted to us, such as vendor sourcing policies and other material and considered appropriate risk mitigation practices.

We did not obtain an independent private sector audit of this Conflict Minerals Report as required by Item 1.01(c)(1)(ii) of Form SD since this report falls within the temporary period specified in Instruction 2 to Item 1.01 of Form SD, in accordance with Item 1.01(c)(1)(iv) of Form SD.

We filed Form SD and this Report with the SEC and have made this Report available on our website at quidel.com through the “Investor Relations” link under the heading “Corporate Governance.” The content of any website referred to in this Report is included for general information only and is not incorporated by reference in this Report.

Our efforts to determine the mine or location of origin of the Conflict Minerals in Quidel products consisted of the due diligence measures described in this Report. Based on the information obtained pursuant to our country of origin inquiry and due diligence process, Quidel does not have sufficient information with respect to the source of the Conflict Materials included in Quidel products to determine the country of origin of all the Conflict Minerals.

Limitations

As a downstream purchaser of Conflict Minerals, our due diligence measures cannot provide absolute assurance regarding the source and chain of custody of the necessary Conflict Minerals. Our due diligence processes are based on the necessity of seeking data from our direct suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of the necessary Conflict Minerals.

A number of factors could introduce errors or otherwise affect our determinations, including, but not limited to, gaps in supplier data, gaps in smelter data, errors or omissions by suppliers, errors or omissions by smelters, confusion over requirements of SEC final rules, gaps in supplier education and knowledge, timeliness of data, public information not discovered during a reasonable search, errors in public data, language barriers and translation, supplier and smelter unfamiliarity with the protocol due to this being the first year for SEC disclosures for Conflict Materials, oversights or errors in conflict free smelter audits, DRC sourced materials being declared secondary materials, certification programs are not equally advanced for all industry segments and metals, and smuggling of DRC Conflict Minerals to countries beyond the Covered Countries.

Future Steps

We have continued to engage with our suppliers to obtain information on the source and chain of custody of Conflict Minerals in our supply chain to improve the completeness and accuracy of the information provided to us. We also intend to continue to encourage suppliers to implement responsible sourcing and to have them encourage smelters and refiners to obtain a “conflict-free” designation from an independent, third-party auditor.